Exhibit 3.1 AMENDMENT NO. 1 TO THE AMENDED AND RESTATED BY-LAWS OF NAUTICUS ROBOTICS, INC. This Amendment No. 1 to the Amended and Restated By-laws (as currently in effect prior to Amendment No. 1, the “By-laws”) of Nauticus Robotics, Inc., a Delaware corporation (the “Corporation”), is effective as of August 15, 2025. ARTICLE I, SECTION 1.6 of the By-laws entitled “Quorum” is hereby amended and restated in its entirety to read as follows: 1.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of one-third (33.33%) in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of one-third (33.33%) in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. Except as modified by this Amendment No. 1 to the By-laws, the By-laws remain unchanged and, as modified, continue in full force and effect.